NR08-08	April 9, 2008

ITH Sells Interest in South Estelle Project, Alaska
to Millrock Resources Inc.

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce it has agreed to sell its interest in the South Estelle Project, Alaska to Millrock Resources Inc., a public company listed on the TSX Venture Exchange (TSXV: MRO).  The Company holds an option to earn up to an 80% interest in the South Estelle project from the Hidefield Gold plc and Mines Trust Limited. (see NR07-16 and NR07-26).  The sale of the South Estelle interest is part of the Company’s portfolio rationalization plan for 2008, which will permit it to focus on its core assets.  In 2008 the Company will concentrate on its major resources expansion drill program at the Livengood project, as well as carrying out aggressive exploration programs on its Chisna and BMP projects.  In addition, the Company is currently conducting a resource definition drilling program on its North Bullfrog project in Nevada, which will be nearing completion in the next month, just as the Livengood drilling program begins.  The Company is also currently evaluating a number of options with respect to its remaining portfolio of high quality exploration projects.

Although ITH remains encouraged with the results from its preliminary work at the South Estelle project, developments at its new major gold discovery at Livengood have refocused its priorities.  The selection of Millrock, a quality Alaskan explorer, and the structure of the sale transaction will enable ITH to benefit from future success at the South Estelle property while allowing it to focus its financial resources on its core assets.

Under the terms of the purchase and sale agreement dated as of April 2, 2008 with Millrock (“Sale Agreement”), Talon Gold Alaska, Inc., the Company’s wholly owned Alaskan subsidiary (“Talon”), will sell all of its interest in the South Estelle project to Millrock in consideration of the issuance of 650,000 common shares of Millrock to Talon, and the grant by Millrock to Talon of a 1% net smelter return royalty on Millrock’s interest in the property.  Millrock will assume all of the obligations of Talon under the May 29, 2007 option agreement with Hidefield/Mines Trust, and will indemnify Talon in respect of any liabilities thereunder arising after the closing date.  The Sale Agreement is subject to the acceptance for filing by the TSX Venture Exchange on behalf of Millrock.  Closing is anticipated within 5 days after such acceptance is received by Millrock, and is subject to the usual closing conditions for a transaction of this nature.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of  exploration projects representing a spectrum of early stage to  advanced gold and base metal discoveries.  ITH is committed to building shareholder value through resource development and new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated closing of the sale of Talon’s interest in the South Estelle project, the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the failure of Millrock to obtain the required acceptances from the applicable regulatory authorities, the failure of a party to meet applicable closing conditions, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.